Exhibit 99.4

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi names new leaders to Executive Committee

*	Natalie Bickford appointed Chief People Officer

*	Arnaud Robert appointed Chief Digital Officer

*	Julie Van Ongevalle appointed Head of Consumer Healthcare

*	Thomas Triomphe appointed Head of Sanofi Pasteur

PARIS – May 29, 2020 - Sanofi has named four new leaders to its Executive Committee. These appointments now complete the announced changes in February to further simplify the Company’s executive leadership team.

The complete Sanofi Executive Committee now includes the four heads of the Company’s global business units (Sanofi Genzyme, Sanofi Pasteur, General Medicines, and Consumer Healthcare) as well as the global Heads of Research and Development, Industrial Affairs, Finance, Human Resources, Legal and Digital.

“My objective has been to find the right blend of talented people that can make the whole team stronger than its individual parts. Sanofi needs people who can bring us new insights from the outside of the industry as well as people with world-class pharma expertise. We need leaders who come to Sanofi with a fresh perspective as well as leaders who have grown up within the company,” says Paul Hudson, Chief Executive Officer at Sanofi. “I am confident in this team’s capacity to inspire our people, execute our strategy and change the practice of medicine for patients.”

Natalie Bickford, Executive Vice President, Chief People Officer

Natalie Bickford starts on August 1, and joins Sanofi from Merlin Entertainments, the world’s second largest location-based entertainment business (which includes Legoland Resorts, Madame Tussaud’s, SEALIFE aquariums, among other brands). At Merlin, she was responsible for 30,000 employees across Europe, North America, and Asia Pacific. Ms. Bickford brings a wealth of consumer-facing experience. She held previous Human Resources leadership positions at Sodexo, AstraZeneca, and Kingfisher, has consistently demonstrated passion for engaging teams and driving change in behaviors and culture. She also has a solid track record of transforming organizations, with a strong focus on inclusion and diversity.

Arnaud Robert, Executive Vice President, Chief Digital Officer (CDO)

Arnaud Robert is currently Chief Digital Officer at Viking Cruises, a cruise line provider. He joins as Sanofi’s CDO on June 15, and will drive Sanofi’s digital, data and technology strategy. As newcomer to the pharma sector, Robert brings a strong background in consumer, omni-channel experience, platform/technology, big data and front-end digital experience. He has held previous leadership positions at The Walt Disney Company and Nike, where he designed and launched the Apple Watch l Nike+ digital community.

Julie Van Ongevalle, Executive Vice President, Head of Consumer Healthcare

Julie Van Ongevalle starts on September 1, replacing Alan Main. She is currently Global Brand President of Origins, a division of the Estée Lauder Companies, based in New York City. With more than 20 years of international experience, Van Ongevalle has built brands, from identifying accelerated growth opportunities, to building and implementing execution plans resulting in sustainable, long-term profitable growth. Her deep knowledge of consumers and digital will be essential as Sanofi advances builds a standalone, agile and multi-local brands Consumer Healthcare business.

Thomas Triomphe, Executive Vice President, Head of Sanofi Pasteur

Thomas Triomphe currently serves as Head of Franchises and Product Strategy for Sanofi Pasteur, and will be promoted to Executive Vice President, Head of Sanofi Pasteur, effective June 15. Triomphe replaces David Loew. Triomphe joined Sanofi Pasteur in 2004 as part of a talent management program and has since held different roles of increasing responsibility in sales and marketing, at the country, regional, and global levels.

The Company extends sincere thanks to David Loew and Alan Main for their leadership and outstanding contributions. Most recently, both executives have played a critical role in harnessing Sanofi’s efforts and resources in the fight against COVID-19.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Ashleigh Koss Tel: +1 (908) 981-8745 ashleigh.koss@sanofi.com Quentin Vivant Tél.: +33 (0)1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@Sanofi.com